EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE
(In thousands, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2006	2005	2006	2005
Net Income (Loss)	$4,381	$(1,638)	$11,393	$4,300

Weighted average common shares — basic	11,266,323	10,926,990	11,230,184	8,555,157

Effect of dilutive securities:
Stock options	233,751	553,232	236,358	553,232

Weighted average common shares — diluted	11,500,074	11,480,222	11,466,542	9,108,389

Basic Earnings Per Share	$0.39	$(0.15)	$1.01	$0.50

Diluted Earnings per Share	$0.38	$(0.15)	$0.99	$0.47

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